Elizabeth Gioia Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 203-402-1624 Elizabeth.Gioia@prudential.com

December 8, 2025
FILED VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:
Pruco Life Insurance Company (RILA/MVA)
Request for Withdrawal of Post-Effective Amendments No. 1, No. 2 and No. 3
  to the Registration Statement on Form N-4
File No. 333-288846

Members of the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), we hereby respectfully request that the Securities and Exchange Commission (“SEC”) consent to the withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-288846) together with all exhibits thereto (the “Amendment”) as filed with the SEC on August 5, 2025 (Accession No. 0002077810-25-000030). We further request that the SEC consent to the withdrawal of subsequent Post-Effective Amendment No. 2 as filed with the SEC on October 23, 2025 (Accession No. 0002077810-25-000043) and Post-Effective Amendment No. 3 as filed with the SEC on November 20, 2025 (Accession No. 0002077810-25-000050) (together the “Delaying Amendments”).

Based on discussion with the SEC Staff following the filing of the Amendment, we plan to file a post-effective amendment under paragraph (b) of Rule 485 under the 1933 Act in the future to amend the Registration Statement to conform to the requirements of amended Form N-4 in reliance on Template Filing Relief. For that reason, it is not necessary that the Amendment filed under paragraph (a) of Rule 485, and subsequent Delaying Amendments become effective to amend the Registration Statement to conform to the requirements of amended Form N-4. No securities have been sold under the Registration Statement.

If you have any questions regarding this request, please call me at (203) 402-1624.

Very truly yours,

/s/ Elizabeth Gioia
Elizabeth Gioia
Vice President, Corporate Counsel